TO:               The Members of the Bank Group

DATE:             January 14, 1999

RE:               OFFER TO PURCHASE

--------------------------------------------------------------------------------


     On November 13, 1998 the undersigned determined to put Philip Services into bankruptcy. The company immediately argued that a bankruptcy would be harmful to the company since it would cause the loss of employees, suppliers, etc. We agreed with that argument, but believed that even a bankruptcy was better than leaving the company in "limbo" and watching its business evaporate. The company then signed onto a "pre-pak" plan it would accept which was communicated to the bank group. The bank group rejected the pre-pak plan. The undersigned then gave the company until December 15, 1998 to arrive at a pre-pak plan acceptable to both sides and withheld filing for bankruptcy. The undersigned also received the right to recommend two members to Philip's Board which it has done. No progress had been made by December 15, 1998 and we extended the deadline to January 8, 1999.

     Philip Services is currently in a very precarious position, which I believe most of you realize. The one thing that both the company and the banks do agree on is that something must be done quickly to shore up the confidence of suppliers, customers and most importantly the hundreds of employees who are responsible for and have the relationship with the numerous customers at ISG. ISG is a service business. Once our employees lose confidence and start moving to competitors, so "goes" our business. Management has told us that there is imminent danger of this occurring. Allen Fracassi stated to me at a recent meeting that "there is very little time left, something must be done." Yet despite our January 8 deadline, no real progress has been made. It is true a so called term sheet has been agreed on between the company and the lenders, but Bob Knauss, Allen Fracassi, Derrick Rolfe and other board members have told me THE COMPANY WILL NOT ENTER INTO ANY AGREEMENT THAT IS NOT "AFFORDABLE" AND THEY ARE FAR FROM CERTAIN THE AGREEMENT CONTEMPLATED BY THE TERM SHEET IS AFFORDABLE. All the current term sheet is, is an agreement to keep negotiating.(1) The term sheet contemplates placing over $700 million of debt on the company. We believe this is a prescription for disaster. Even if the company does finally agree to take on all of this debt, which we doubt they will, we do not believe this plan will even pass the test of feasibility. The plan calls for $36 million of annual cash interest expense. This is almost ludicrous given the company's own projections for 1998 EBITDA (less Cap Ex) of $37 million and for 1999 EBITDA (less Cap Ex) of $31 million. Additionally, projections in this company have never been on target. ALLEN FRACASSI HAS TOLD ME

---------------------
      (1) Incredibly, it appears from a communication received last evening from CIBC that the lenders may be asked to sign a "lock-up" agreement without the terms of the debt being fully spelled-out and subject to further negotiations.

REPEATEDLY THAT, "IN THIS COMPANY, I DON'T EVEN KNOW WHAT MY ORDER BOOKS LOOK LIKE 2 WEEKS OUT." AND, CERTAINLY NO ONE CAN ACCURATELY FORECAST FUTURE METAL PRICES.

     We find ourselves at a very critical and dangerous juncture. All we have at this time is a so called term sheet which calls for a great deal of further negotiations. But time is of the essence and even if the plan as it now stands is finally agreed to, it will in our opinion have a great deal of difficulty passing the test of feasibility. While these arguments go on the company will continue to evaporate.

     The solution is that we approve a plan with far less debt on the company. The company is currently in a fragile position, but with a reasonable debt load, we believe in time it can again be very successful. We understand there are certain lenders who for one reason or another, do not wish to accept any plan that does not contemplate a great deal of debt on the balance sheet. While it has long been our rule that one should not throw good money after bad, this is the exception that proves the rule because it is imperative that something must be done and done quickly. WE, THEREFORE, ARE PREPARED TO PURCHASE PHILIP'S SENIOR SECURED REVOLVING CREDIT COMMITMENT AT A PRICE EQUAL TO 50% OF THE FUNDED AMOUNT (LESS THE CUSTOMARY DISCOUNT FOR THE UNFUNDED PORTION OF SUCH COMMITMENT) ON A FIRST COME FIRST SERVE BASIS. ONCE WE BELIEVE WE HAVE 2/3, EITHER THROUGH THOSE GRANTING US A PROXY OR THROUGH THESE PURCHASES, WE WILL NO LONGER BE OBLIGATED TO MAKE FURTHER PURCHASES. We believe 50 is a very fair bid for those concerned with near or intermediate term performance. The reasons are as follow:
Even if the board agrees with the proposal as it now stands and 2/3 of the lenders approve the plan (the undersigned and AREP, who together own $237.7 million equating to 19.8% of the total commitment will not vote in favor of the plan), there is certain to be a long, drawn out and debilitating feasibility fight which will probably be brought on by the equity. As pointed out above the company's own projections show that income will not cover interest and these projections do not take into account the possibility of a recession. (As I write this Brazil has just devalued by 10%). Indeed in the company's projections, an increase in metal prices of 10% has been assumed, but what if metal prices decrease instead of increase? Interestingly, Brian McDonough in arguing for a high debt load on the company has stated a major reason for this is that if the company goes bankrupt again, the bank lenders will come ahead of other creditors. But it should be realized that when a plan is proposed it is disingenuous to be thinking of a second bankruptcy. Not only can this fact be used against you in a feasibility fight, but it may well be a self-fulfilling prophecy. What will the uncertainty during a debilitating feasibility fight do to the company and what will this uncertainty do to the bank debt price, especially to that portion subject to a lock-up agreement? We doubt under these circumstances they will sell anywhere near 50. And even if the plan being contemplated is confirmed and the company survives the feasibility fight, what will the package of securities trade at? Debt that may not pay interest generally trades at a discount. PIK debt trades at even greater discounts. FURTHERMORE WITH A HIGH POST-RESTRUCTURING DEBT LOAD EMPLOYEES, BONDING COMPANIES, CUSTOMERS AND SUPPLIERS WILL CONTINUE TO HAVE CONCERNS WITH RESPECT TO THE COMPANY'S FINANCIAL VIABILITY.

     The plan that we have put forth admittedly has many creditors in the bank group unhappy. As recently as November, a block of approximately $35 million of bank debt traded as low as $38

(less the discount, this equates to less than $31 1/2). Some say it traded this low because of the plan we are advocating. It has been suggested that if our plan is confirmed, the package lenders will receive will initially trade at values worth even less than $38 because many banks will sell equity. This may or may not be true, but when dealing with a company of this fragility, the bankruptcy plan should be primarily concerned with feasibility, not short term trading considerations. Admittedly our plan is not a short term fix but it will give the company a fighting chance to survive. A STRONG BALANCE SHEET IS A NECESSITY FOR THIS COMPANY'S SURVIVAL AND QUICK ACTION IS ANOTHER EVEN MORE IMPORTANT NECESSITY. We can not speak for the short term, but we believe those who stay the course will profit meaningfully in the long term.

     We invite you to call us to discuss our plan in more detail and hopefully join us in saving this company before it is too late. We also invite any of those who are willing to support our plan to join with us in purchasing the bank debt that is tendered if they are so inclined.

HIGH RIVER LIMITED PARTNERSHIP                  FOOTHILL PARTNERS III, L.P.
BY:  RIVERDALE L.L.C.                           BY:  DENNIS R. ASCHER
ITS:  GENERAL PARTNER                           ITS:  MANAGING GENERAL PARTNER

/s/ Carl Icahn                                  /s/ Dennis R. Ascher





If you are interested in selling, please contact Ed Mattner at (212)702-4311.